Exhibit c(3)
September 28th, 2005
Confidential
Supplement to the Valuation Presentation to the Board of Directors (Dated July 27th, 2005)
Shopsmith, Inc.

Shopsmith, Inc.
Table of Contents

Section 1:	Valuation Opinion Letter	(Replaces Section 1 from the report dated July 27th, 2005)

Section 2:	Valuation Summary	(Replaces Section 2 from the report dated July 27th, 2005)

Section 3:	Discounted Cash Flow Analysis	(Replaces Section 3 from the report dated July 27th, 2005)

Shopsmith, Inc.
Presentation to the Board of Directors
Section 1: Valuation Opinion Letter

Valuation Letter
September 28th, 2005
Board of Directors
Shopsmith, Inc.
6530 Poe Avenue
Dayton, OH 45414
Attn: Robert L. Folkerth
Dear Board of Directors:
Donnelly Penman & Partners (“DP&P”) has been asked to render our thoughts as to the fair market per share value of the common equity (“Valuation”) of Shopsmith, Inc. (“Shopsmith” or the “Company”) as of July 1, 2005. It is our understanding that the purpose of this valuation is to ascertain and make a determination of the marketable equity value of Shopsmith, for purposes of evaluation of a reverse stock split or similar “going-private” transaction. In estimating this value, DP&P assumes the Company’s operations to be ongoing and achieving operating results consistent with the forecasted financial statements referred to throughout the document. DP&P defines the term “marketable” as the full value demonstrated or implied by our analysis with no discounts for marketability, which is common when evaluating private or thinly traded public companies.
The results contained within this Valuation are based upon information provided by the management of the Company, as well as certain independently obtained industry information. DP&P was supplied with the audited financial statements and annual reports of the Company for the fiscal years ended April 1998 through 2004 and the reviewed internal financial statements through July 1, 2005. DP&P did not make an independent examination of these statements. DP&P analyzed these historical results and received guidance from Company management with respect to future revenue growth, Earnings Before Interest, Taxes and Depreciation and Amortization (“EBITDA”) levels, required capital expenditures and working capital management. Finally, DP&P held discussions with Company management regarding the business and industry in which Shopsmith competes.
In conducting our analysis to form our conclusion, the principal sources of information used included, but were not limited to:
1.	Company SEC filings including, but not limited to the 10-K for the years ended April 5, 2003, April 3, 2004 and April 2, 2005;

2.	Internal financial statements for fiscal years 2001 through 2005 and interim financial results for the months of April, May, and June, 2005 ;

3.	On-site interviews with senior company management to discuss the business, industry, historical results and future prospects of the Company;

4.	Analyses of historical capital expenditure requirements and working capital cycle information for historical periods;

5.	The Company’s financial budget for the 2006 fiscal year (ending April 2006) and evaluation of year-to-date performance relative to the budget;
17160 Kercheval Avenue • Grosse Pointe, MI 48230-1661
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Member NASD/SIPC

Shopsmith, Inc.
September 28th, 2005

6.	The Company’s five year projections ended April 2010;

7.	Various detailed internal financial schedules provided by management to support historical financial information;

8.	Publicly-held company information on competitors and the industry from SEC filings, Capital IQ, and other databases and public sources; and

9.	Other Company data DP&P deemed relevant.
QUALIFICATIONS
DP&P has been in operation since September 2000. DP&P is a licensed broker dealer with the NASD, a member of the SIPC and operates as an investment bank. DP&P and its principals, during their tenures with DP&P or other full service investment banking firms, have conducted numerous valuations for going-private transactions, tender offers, mergers and acquisitions, initial public equity offerings, minority shareholders, employee stock ownership plans, and for federal and state gift tax and estate tax valuations. DP&P has on staff 9 investment bankers who have a collective 85+ years of experience and individually hold:
➢	9 Bachelor degrees in business (B.B.A.);

➢	6 Master of Business Administration (M.B.A.) degrees;

➢	1 Juris Doctor (J.D.);

➢	1 Certified Public Accountant (CPA) designation;

➢	1 Chartered Financial Analyst (CFA) designation; and

➢	1 Level III Charted Financial Analyst (CFA) candidate.
THE COMPANY & OPERATIONS
Shopsmith, an Ohio corporation organized in 1972, is engaged in the production and marketing of power woodworking tools designed primarily for the home workshop. The principal line of power tools marketed under the name “Shopsmith,” a registered trademark, dates back to 1946 and was purchased by the Company in 1972.
The line is built around the Shopsmith MARK V, a multi-purpose tool, and includes separate function special purpose tools that may be mounted on the MARK V or used independently. The Company distributes these tools directly to consumers through demonstration programs (at which sales representatives solicit orders), telephone sales solicitation, Internet and mail order. During the fiscal year ended April 2, 2005, Shopsmith branded products accounted for substantially all of the Company’s net sales. The Company manufactures a substantial majority of its products sold (as measured by sales dollar volume).
The Shopsmith MARK V is a compact power woodworking tool which performs the functions of five separate tools: a table saw, a wood lathe, a disc sander, a horizontal boring machine, and a vertical drill press. The engineering of the MARK V is such that special purpose tools may be mounted on and powered by the MARK V. The special purpose tools, a jointer, a beltsander, a bandsaw, a planer, a scroll saw, and a strip sander, may also be operated as free standing tools with a stand and power system.
Other products include MARK V accessories such as a lathe duplicator, which allows a woodworker to duplicate original turnings and a dust collector that, when used with the appropriate fixtures for the MARK V and other Shopsmith products, provides for virtually dust- free woodworking.

Shopsmith, Inc.
September 28th, 2005

The Company also offers a line of accessories to its power tool line. These accessories, only a few of which are manufactured by the Company, include casters, custom saw blades, and molding attachments. Shopsmith accessories are sold directly to the consumer through the same marketing channels used for the Shopsmith power tool line.
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
GAAP are rules prescribed by the accounting profession to provide uniform recording of a particular company’s operating performance. These rules produce deceptively precise figures. In practice, the results produced by utilizing GAAP are not necessarily the most useful ones for analysts, investors or managers. In many instances, accounting earnings can seriously misrepresent economic and business reality. Thus, accounting numbers become the beginning not the end of a business valuation.
The majority of adjustments to bring reported accounting results and economic earnings together relate to purchase accounting adjustments, accounting treatment of working capital increments, capital expenditure policy, depreciation methods and inventory costing methods. Our goal at the end of this exercise is to derive a figure from accounting results that approximates the free cash flow generated by the business. Increases in receivables and inventory, while necessary in a growing business, do not necessarily produce economic earnings in that business. Likewise, a business that is constantly required to make capital expenditures to hold its competitive position and unit volume can show considerably more accounting earnings than are there in economic reality.
Finally, DP&P feels it is necessary to view both accounting earnings and economic earnings over a time frame greater than one year. Our usual focus is to analyze results over a three-year time frame. In doing so, DP&P are able to spot trends and eliminate results reported because of unevenly timed reporting deadlines.
VALUATION METHODOLOGY
A number of appraisal methods and variations have been developed by valuation experts over the years. These approaches consider quantitative (financial and accounting statistics), and qualitative (ability of management, supplier relationships, customer products acceptance, etc.), factors to arrive at an overall valuation.
Certain considerations must be taken into account in a valuation regardless of which individual or combination of methodologies is eventually utilized. They are:
1.	Restrictive agreements or lack of marketability factors, if any, which may inhibit the transfer of a company’s common stock. A further consideration is whether the shares being valued indicate a controlling or minority interest in the business. Valuation studies support that at the shareholder level, minority interest shares are generally less valuable than controlling interest positions. DP&P will typically utilize either a marketability or minority discount, or combination thereof, to value a minority share of a relatively illiquid company on a comparable basis. No such discounts have been applied to Shopsmith’s common stock in this valuation. If such a discount were applied, it would result in valuation that would be significantly lower than the value assigned in the following analyses.

2.	Analysis of an established market price or other sales of the stock being valued. Prices determined in a free and open market are sometimes the best indications of value.

Shopsmith, Inc.
September 28th, 2005

3.	Review of generally accepted approaches to valuation including Net Book Value; Present Value of Discounted (Estimated) Future Cash Flows; Comparable Company; Liquidation Analysis; and Comparable Acquisition. It should be stressed that none of these valuation tools is inherently better than the others, each method is used in different circumstances, and the synthesis of all selected methods will determine the valuation estimate. Estimates of values of business enterprises or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or their securities actually may be sold. Accordingly, actual results could vary significantly from those assumed in the financial forecasts and related analyses. The analyses performed by DP&P were assigned a weighting based on DP&P’s opinion of their relevance and significance with regard to the specific characteristics of Shopsmith.

4.	With respect to the comparable company analysis and comparable merger transaction analysis summarized on the following pages, no company utilized as a comparison is identical to Shopsmith, and such analyses necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics of the financial institutions and other factors that could affect the acquisition or public trading values of the businesses concerned.

5.	The forecasted financial information contained in or underlying DP&P’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain, including without limitation factors related to general economic and competitive conditions. In that regard, DP&P believes that the financial forecasts have been prepared based on detailed reviews of historical performance and detailed discussions with management and reflect a reasonable estimates and assumptions based on currently available information.
PRESENT VALUE OF DISCOUNTED CASH FLOWS (“DCF”)
The DCF approach suggests that a potential investor will pay a price for a security which yields a targeted minimum rate of return on invested capital (both to suppliers of debt and equity). Using this targeted rate of return as a discount factor, the present value of a stream of estimated future cash flows for a given number of years can be computed by discounting each year’s estimated cash flows to the present time. Other factors considered include the expected cyclicality or unpredictability (if any) of a company’s earnings and cash flow.
To state the premise another way, DCF valuation implies that the investor purchases a time series of free cash flows that are generated by the assets purchased. DCF does not value the total cash flow of the business. Rather, it values only the Free Cash Flow to debt and equity holders. In doing so, this analysis separates and ascribes value only to the cash flows that can be taken out of the business. Cash that is generated but used to sustain the business (such as increases in working capital and capital expenditures) is not included in the Free Cash Flow. Cash flow that must be retained in the business creates no incremental value to the investor. As noted, DCF valuation uses a discount rate that reflects the firm’s weighted cost of capital or the price it must pay to suppliers of both debt and equity. Accordingly, Free Cash Flow that is discounted is developed independent of financing costs.
DP&P has prepared an estimate of projected future cash flows for Shopsmith for the fiscal years ending April 1, 2006 through 2010. These estimates were derived from five year projections provided and deemed reasonable by Shopsmith’s management. In preparing these estimates, DP&P analyzed historical

Shopsmith, Inc.
September 28th, 2005

financial results and held discussions with the Company’s management regarding the Company’s business strategy, customers and markets, operating structure, cost structure, and capital requirements.
Terminal Value
DCF valuation is composed of two values: a forecast of free cash flows for a discrete period and a terminal value that is a surrogate for the present value of the discounted cash flows that are expected to occur in the years after the end of the forecast period.
Terminal value at the end of the period of cash flow forecasts may be arrived at in different ways, such as estimating book value, using a capitalization rate on Free Cash Flow, applying a price/earnings multiple to forecasted earnings or employing a cash flow multiple. We feel using an EBITDA multiple is an appropriate methodology to utilize. In essence, this technique multiplies the EBITDA in the last year of forecast by a multiplier that attempts to estimate the value of the business in that year. We have utilized a takeout multiple of 7.81x EBITDA, which is the median acquisition multiple paid for a group of comparably sized transactions detailed later in this analysis (See Comparable Transaction Analysis).
Cost of Capital (Discount Rate)
The investor is paying today for access to the future cash flows generated by the assets; therefore, these cash flows must be discounted to the present. The proper discount rate can be estimated by calculating the weighted average cost of capital. In essence, the discount rate attempts to approximate the rate of return the suppliers of capital (debt and equity) will expect to earn. In estimating this rate, DP&P has utilized a capital structure that is consistent with companies comparable to Shopsmith and DP&P believes is reasonable for Shopsmith.
DP&P estimated the cost of equity based on the Ibottson Associates weighted cost of capital build up method plus a Company specific risk premium [(.8 Beta)(4.47 % riskless rate + 7.2% equity risk premium + 9.9% size premium)1 + 5.0% Company risk premium]. DP&P believes a Company specific risk premium is warranted, partially due to the following two items:
1.	The size premium of 9.9% is for companies with market capitalization ranging between $0.5 million to $64.8 million. At July 25, 2005, Shopsmith’s market capitalization was approximately $0.7 million — the lower end of this range implying a higher than the average size premium.

2.	Shopsmith has substantial dependence on a single marketing relationship. A change in the Company’s agreement with this partner or the sales techniques employed at the partner’s locations could have a material adverse affect on Shopsmith’s business. Due to these factors, DP&P believes that a company specific risk premium of 5.0% should be applied to cost of equity for Shopsmith.
These factors resulted in a weighted average cost of capital for Shopsmith of approximately 18.04%. DP&P has used an 18.0% discount rate in the Present Value of Discounted Cash Flows Analysis.
Utilizing the DCF method as discussed above, DP&P concluded that the value of Shopsmith’s common stock based on the DCF technique was $525,425 or $0.20 per share.
NET BOOK VALUE
The net book value or net equity method implies that a company is worth its accumulated retained earnings, or deficit, plus its original capitalization. Net book value is primarily an amount arrived at over a company’s existence which reflects accounting history expressed in unadjusted dollars. Net book value

[1]	Ibbotson Associates 2005 Yearbook – Valuation Edition

Shopsmith, Inc.
September 28th, 2005

is an accounting concept that generally reflects the assets of the business at historical costs (less accumulated depreciation or amortization) and liabilities at amounts owed. Used as a valuation methodology, the net book value does not give consideration to the future cash flows that will be generated by the business.
DP&P has reviewed the book value of the Company’s assets in limited detail. DP&P found net book value to be $1,069,901 or $.41 per share as of July 1, 2005.
LIQUIDATION ANALYSIS
The liquidation value of a company is the collective value of its individual assets, valued as if the company will not continue to carry on business. There are generally two types of liquidation value, depending on the time available for the liquidation process:
•	Orderly Liquidation Value. This assumes that the enterprise can afford to sell its assets to the highest bidder. This indication of value assumes an orderly sale process. It assumes that the seller can take a reasonable amount of time to sell each asset and garner the highest price reasonably available.

•	Forced Liquidation Value. This assumes that the enterprise must sell all its assets at or near the same time, to one or more purchasers. The assumption is that the typical purchaser for the assets is a dealer who specializes in the liquidation of the entire assets of a company.
For obvious reasons, the Forced Liquidation Value will always be lower than the Orderly Liquidation Value. Depending on the enterprise and the nature of its assets, the difference between the two values can be dramatic. Both of these analyses have two primary assumptions that must be made: The market value of the Company’s assets and the cost to liquidate these assets over a specified period of time.
DP&P cannot reasonably estimate the value of certain assets on Shopsmith’s balance sheet such as land and equipment, the former of which could carry a market value which significantly exceeds its book value. Thus DP&P has relied upon appraisals and estimates prepared by third party appraisal firms to determine the value of the real estate and machinery and equipment. Real estate and machinery appraisals are dated April 12, 2004 and August 28, 2001, respectively. DP&P acknowledges that the value of the appraised assets may have changed significantly since the time of appraisal. Specifically with regard to machinery and equipment, the time since the appraisal is important and there is no guarantee that the equipment appraised has not already been disposed. DP&P has made additional assumptions regarding the value and recovery rates of certain assets. While these assumptions are believed to be reasonable, DP&P makes no representation regarding the actual value that could be achievable in the event of an orderly or forced liquidation. Liquidation value assumptions have been discussed with and deemed reasonable by Shopsmith’s management. DP&P can also not accurately forecast the cost of liquidation or the time frame necessary for liquidation. Based on the asset appraisals provided, the Company’s current balance sheet and the assumptions made by DP&P, it is calculated that the Orderly Liquidation Value realized by Shopsmith would be less than the book value of the Company. The Forced Liquidation Value, as indicated above, would further reduce the value of the Company due to the shortened time frame to liquidate the assets. DP&P does not consider the liquidation of Shopsmith to be a likely scenario in the immediate future, however, DP&P has undertaken an analysis due to the relatively low value of the Company’s assets and future cash flows in relation to the Company’s debt.

Shopsmith, Inc.
September 28th, 2005

Given the assumptions described above and the balance sheet as of July 1, 2005, DP&P has calculated that proceeds available to common shareholders post-liquidation would be $.13 per share.
RECENT TRADING ANALYSIS
DP&P analyzed the quoted trades listed on the OTC Bulletin Board for Shopsmith (OTCBB: SHPS) for varying historical periods. DP&P utilized the closing price as of July 18, 2005 and analyzed historical pricing using a simple average of the closing stock price quoted for a period of 30 and 90 trading days and a 1-year calendar period. Only days in which the security actually traded were counted in the simple average. The closing price as of July 18, 2005 was $.25, with no volume for the day. For the past 30 trading days, as of July 18, 2005, the historical average price was $.25 with a cumulative period volume of 15,919 compiled over 7 distinct trading days only. For the past 90 trading days, as of July 18, 2005, the historical average price was $.26 with a cumulative period volume of 51,161 compiled over 22 distinct trading days only. For the past calendar year, as of July 18, 2005, the historical average price was $.27 with a cumulative period volume of 206,101 compiled over 66 distinct trading days only. It should be noted that volume may reflect “double counting” due to both the buy and sell side of a transaction being counted. In addition, the prices and volumes displayed are from the trading information provided by CapitalIQ, a third party data provider, and may not reflect all transactions that occurred over the aforementioned time period.
Utilizing the calculations discussed above, DP&P concluded that the relevant average trading values for Shopsmith range from $.25 to $.27 per share.
COMPARABLE COMPANY ANALYSIS
This approach assumes that a degree of comparability exists between the Company and other similar companies for which a value has been established over an adequate time horizon in an active and free trading market. Once similarity is established, the relationship to market value is often expressed as a ratio to EBITDA, EBIT or to Revenues. These ratios, then, may be modified to reflect special conditions, risks, or opportunities that are unique to the Company.
There are obvious problems in identifying publicly traded firms whose total business parallels the Company’s. Generally, the Company’s type of product is not identically represented in the operations of the companies to which it is being compared. DP&P has chosen a comparable group of companies believed to focus on the manufacturing or distribution of power tools or companies that have similar type of products that are distributed to similar customers as those serviced by Shopsmith. Specifically, DP&P has identified comparable companies which manufacture power tools for consumers or specialty woodworking equipment.
The publicly traded companies identified are significantly larger than Shopsmith, in terms of both revenue and assets, and do not necessarily operate under the same business model as Shopsmith.
Market Comparison Analysis
The valuation of a publicly traded company is normally expressed as a function of its P/E ratio. DP&P believes that the public market provides objective evidence as to value. However, DP&P viewing a company’s public valuation as a function of Business Enterprise Value as a ratio to EBITDA, EBIT and Revenues provides improved comparability.
On this basis, the comparable company group is trading at median value of approximately 1.41x LTM Revenue, 9.90x LTM EBITDA and 12.76x LTM EBIT. Typically, these median values can be applied to

Shopsmith, Inc.
September 28th, 2005

the subject company’s LTM financial figures to derive an implied value. In the case of Shopsmith, the only multiple that would generate a positive value is the Revenue multiple due to negative LTM EBIT and EBITDA results for Shopsmith. DP&P has displayed the value derived from the Revenue multiple in the Valuation Summary (see Tab 2 of the complete valuation report), however, has not given this value any weight in the overall valuation conclusion. DP&P believes that the implied value for Shopsmith as derived from the Revenue multiple is not meaningful due to the current negative EBIT and EBITDA margins. Stated differently, the Revenue multiple is only believed to derive a reasonable value if the profitability measures of the subject company align closely with those of the comparable companies selected, which is not the case with Shopsmith.
Given the methodology discussed above, the implied value per share for Shopsmith was $6.32 based on the median revenue multiple from a comparable company group. For the reasons indicated above, DP&P has not given this implied valuation any weighting in DP&P’s overall valuation conclusion.
COMPARABLE ACQUISITION ANALYSIS
The comparable acquisition approach seeks to estimate the price at which a company would “trade in the market for corporate control.” The first step in this approach is to determine a sample of comparable companies that have been involved in a merger or acquisition. From a comparability standpoint, DP&P looked at the following aspects of a company: industry, size and business model. Due to the lack of any transactions reporting valuation multiples in industries directly comparable with Shopsmith, DP&P utilized a broader approach to identify transactions in similar industries and of similar size. DP&P identified 65 transactions which reported transaction multiples through Mergerstat, a third party data provider utilized by DP&P. These transactions represented announced or closed deals which have been announced since January 1, 2000 in which the target participated in the consumer household durables, capital goods or leisure equipment and products industries and enterprise value implied by the transaction was less that $25 million.
Similar to the comparable company approach, DP&P evaluated the total consideration (business value) in relation to its last twelve months Revenue, EBIT and EBITDA. On this basis, the comparable acquisition group had announced transaction multiples at a median value of approximately .82x LTM Revenue, 7.81x LTM EBITDA and 10.37x LTM EBIT. Typically, these median values can be applied to the subject company’s LTM financial figures to derive an implied value. In the case of Shopsmith, the only multiple that would generate a positive value is the Revenue multiple due to negative LTM EBIT and EBITDA results. DP&P has displayed the value derived from the Revenue multiple in the Valuation Summary (see Tab 2 of the complete valuation report), however, has not given this value any weight in the overall valuation conclusion. DP&P believes that the implied value for Shopsmith as derived from the Revenue multiple is not meaningful due to the current negative EBIT and EBITDA margins. Stated differently, the Revenue multiple is only believed to derive a reasonable value if the profitability measures of the subject company align closely with those of the target companies in the transactions selected, which is not the case with Shopsmith.
Given the methodology discussed above, the implied value per share for Shopsmith was $3.30 based on the median revenue multiple from a group of comparable acquisitions. For the reasons indicated above, DP&P has not given this implied valuation any weighting in DP&P’s overall valuation conclusion.
Transactions occur in the public market almost daily at prices significantly above current secondary trading levels. The premium paid over the market trading level of the stock of a company is, in fact, a

Shopsmith, Inc.
September 28th, 2005

derived figure rather than an analytical tool2. When the various valuation methods outlined previously justify a price over current trading prices, then a premium price is paid. The price paid rests on the conclusion of the analysis. To some degree, the prices paid are a result of the amount of competition among buyers for quality businesses and to a greater degree they reflect the economic benefits of all the synergies that a buyer may bring to a seller in a corporate combination. DP&P examined, within the group of 65 transactions previously defined, the 1-day acquisition premium paid for publicly traded targets. DP&P found the median 1-day premium to be 30.08% above the trading price of the target company 1 day prior to the announcement of the acquisition. DP&P applied this multiple to Shopsmith trading value of $.25 per share as of July 18, 2005 to calculate an implied value of $.33 per share.
VALUATION SUMMARY
There are numerous business valuation methodologies, a number of which DP&P has applied to Shopsmith. Each of these methodologies utilizes judgment and assumptions and generates a range of values. Furthermore, DP&P assigned weightings to the various methodologies based on its assessment of the relevance of each methodology.
Our Valuation is directed to the Board of Directors of the Company and does not constitute a recommendation to the Board of Directors of the Company or the Company’s existing holders of Common Stock. This Valuation has been prepared for the confidential use of the Board of Directors and senior management of the Company and may not be reproduced, summarized, described or referred to or given to any other person without DP&P’s prior written consent. Our Valuation is limited solely to the value of the Company’s common stock as of July 1, 2005 given the relevant market and company specific information available at the present time.
DP&P will typically utilize either a marketability or minority discount, or combination thereof, to value a minority share of a relatively illiquid company on a comparable basis. No such discounts have been applied to Shopsmith’s common stock in this valuation. If such a discount were applied, it would result in valuation that would be significantly lower than the value assigned below.
On the basis of, and subject to, the foregoing, our valuation conclusion is that, as of July 1, 2005, the fair market value of the Company’s common stock is $.25 per share.
Sincerely,

DONNELLY PENMAN & PARTNERS

[2]	See Judson P. Reis, “The Fine Art of Valuation”, Mergers & Acquisition Handbook

Shopsmith, Inc.
Presentation to the Board of Directors
Section 2: Valuation Summary

Shopsmith, Inc.
Valuation Summary

	Value
	Conclusion	Valuation Technique:
		Mgt.	Net Book	Liquidation				Comparable Company Implied			Comparable Acquisition
		Projections	Value	Analysis	Recent Trading			Value per Share			Implied Value per Share
			Book	Liquidation	30 Day	90 Day	1 Year
			Value per	Value Per	Trading	Trading	Trading				1 Day
		DCF	Share	Share	Avg.	Avg.	Avg.	Revenue	EBITDA	EBIT	Premium	Revenue	EBITDA	EBIT
Value Indication per Share:	$0.25	$0.20	$0.41	$0.13	$0.25	$0.26	$0.27	$6.32	NM	NM	$0.33	$3.30	NM	NM
Weight	100.0%	40.0%	10.0%	10.0%	10.0%	10.0%	10.0%	0.0%	0.0%	0.0%	10.0%	0.0%	0.0%	0.0%

Premium/Discount to Current Trading Price ($.25 - 7/18/2005)	0.0%

Shopsmith, Inc.
Presentation to the Board of Directors
Section 3: Discounted Cash Flow Analysis

Shopsmith, Inc.
Discounted Cash Flow Analysis
Valuation Date: July 1, 2005

		Projected (3)
		For the years ending April 1,
		(in thousands of $’s)
							Exit @ Year
		2006	2007	2008	2009	2010	End
Net Sales		$11,922	$13,036	$13,614	$14,277	$14,631	$14,631
Net Revenue Growth %		-10.8%	9.3%	4.4%	4.9%	2.5%

EBITDA		188	367	410	461	469	469
EBITDA as a % of Net Revenue		1.6%	2.8%	3.0%	3.2%	3.2%

Depreciation		160	160	160	160	160

EBIT		28	207	250	301	309

Cash Income Taxes (None assumed due to NOL)		—	—	—	—	—

Debt Free Net Income		$28	$207	$250	$301	$309

Adjustments:
Plus: Depreciation and Amortization		160	160	160	160	160
Less: Capital Expenditures		(80)	(80)	(80)	(80)	(80)
Less: Increase in Required Working Capital		735	(162)	(84)	(97)	(51)

Debt Free Cash Flow		843	125	245	285	338

Less: Debt Free Cash Flow Through July 1, 2005		(413)

Weighted Cost of Capital [2]	18.0%	0.9398	0.8131	0.6891	0.5840	0.4949

Present Value of Cash Flows to Equity Holders		$404	$102	$169	$166	$167

Total Present Value of Cash Flows (Years 1 to 5)		$1,009
Plus: Residual Cash Flow		1,670

Enterprise Value		$2,679

Less: Net Debt as of 6/30/2005		(2,153)

Equity Value (Marketable)		$525

Shares Outstanding		2,605,233

Equity Value per Share		$0.20

EBITDA Exit Multiple [1]							7.81	x

Exit Cash Flow							3,666

Present Value Factor							0.4556

Present Value of Exit Cash Flow							$1,670

Footnotes:

[1]	Based on the median multiple derived from comparable company transactions

[2]	Based on build up method using Ibbotson’s 2005 Yearbook and industry average beta and capital structure

[3]	Based on management estimates. These estimates have not been compiled, reviewed or examined by DP&P.